October 25, 2024

Via e-mail: smileye@sec.gov

Elaine Smiley
U.S. Securities & Exchange Commission

Re:	OneAscent Capital Opportunities Fund

SEC File No. 811-23957

Dear Ms. Smiley:

Thompson Hine LLP represents OneAscent Capital Opportunities Fund (formerly OneAscent Private Markets Access Fund) (the “Registrant” or “Fund”). Below are responses to your comments with respect to the Securities and Exchange Commission Staff’s review of the Registrant’s Form N-2 filed on August 13, 2024. The Registrant has authorized us to submit these responses. Please note, the Board has approved a name change for the Fund, which is reflected in this filing. It also authorized removal of the 80% policy.

COMMENT 1. We note certain information is needed yet included in the Registration Statement. Please complete all fields.

RESPONSE: The Registrant will complete all of the required information in the Registration Statement prior to the effective date.

COMMENT 2. Comments provided will apply throughout the Registration Statement, wherever the relevant information or issue is repeated.

RESPONSE: The Registrant confirms it will make updates where applicable throughout the Registration Statement.

COMMENT 3. On page 21, with respect to commodities or real estate, how are the investments in real estate and real assets made? Is it through “real estate securities” (as defined in the prospectus) or other securities? If these are direct investments and not securities, they would not count toward the 80% policy.

RESPONSE: The Fund invests in real estate securities. The Registrant has revised the disclosure to state:

“The Fund allocates capital primarily across a wide range of private market asset classes. Private market asset classes include: (i) private equity, (ii) venture capital, (iii) private credit, and (iv) real estate and real assets (including Real Estate Securities). The types of investments the Fund may utilize include (i) direct investments in the equity and/or debt securities of private companies and/or securities representing real estate or real assets; and (ii) indirect investments through professionally managed funds, including the securities of private investment companies that invest primarily in private market asset classes (“Underlying Funds”). The Adviser seeks to identify investments that it believes will make an impact on the world according to its values-driven investment philosophy and to provide the potential for high returns, consistent income, liquidity, or a combination thereof. The Fund limits its investments in Underlying Funds that would be investment companies under the 1940 Act but for the exemptions provided by Sections 3(c)(1) or 3(c)(7) of the 1940 Act to 15% of the Fund’s total assets.”

Elaine Smiley

October 25, 2024

COMMENT 4. The Staff notes that the prospectus states: No more than15% is invested in … “Sub-advised portfolios” – Please clarify whether this is supposed to refer to other funds? Or is it broader? Please use consistent terminology throughout.

RESPONSE: The Registrant has removed the term “sub-advised” from the disclosure. The portfolios in question are liquid daily traded vehicles used by the Adviser for the strategic alternatives sleeve of the portfolio.

COMMENT 5. With respect to Accounts, please add “such” to the disclosure to conform to the footnote.

RESPONSE: The Registrant has added the requested language.

COMMENT 6. The Staff notes the Fund includes language that states “The Fund may focus a portion of …” Please define “a portion.”

RESPONSE: The Registrant has added language to define “a portion” as less than 25% of the Fund’s portfolio in a specific industry or sector and 40%-60% in small and medium cap companies. The revised language states:

•	The Fund may focus a portion of its investments in securities of technology companies (less than 25%) and healthcare companies (less than 25%). Economic, legislative or regulatory developments may occur that significantly affect those sectors, which may cause the Fund’s net asset value to fluctuate more than that of a fund that does not focus in particular sectors;
•	The Fund may invest a portion (40%-60%) of assets in small- and medium-capitalization companies, which are newly formed or have limited product lines, distribution channels and financial and managerial resources. While such investments may provide significant potential for appreciation, they may also involve higher risks for the Fund when compared to investment companies that focus only on large-capitalization companies;

COMMENT 7. Please disclose the estimated net proceeds on which Fee Table is based.

RESPONSE: The Fee Table is based on estimated net proceeds of $30,000,000. The Registrant has revised the disclosure to include the estimated amount.

COMMENT 8. In the Fee Table, please consider breaking out shareholder servicing retainer rather than listing it under “other expenses”.

RESPONSE: The Registrant has updated the Fee Table and added a separate line item for the Shareholder Servicing Plan Fees.

COMMENT 9. In footnote 2 of the Fee Table, please confirm no leverage is anticipated in the first year. Otherwise, estimate the expense and include the amount in the Fee Table.

Elaine Smiley

October 25, 2024

RESPONSE: The Registrant confirms it does not anticipate using leverage in the first year.

COMMENT 10. In footnote 5 of the Fee Table, please define “Extraordinary expenses”.

RESPONSE: The following revisions have been made: The Adviser and the Fund have entered into an expense limitation agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed, until at least June 30, 2026, to waive its management fees and to pay or absorb he ordinary operating expenses of the Fund (excluding interest, dividends, amortization/accretion and interest on securities sold short, brokerage commissions, acquired fund fees and expenses, administrative and/or shareholder services fees payable pursuant to a plan adopted by the Board of Trustees, and extraordinary expenses – including but not limited to litigation costs), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 2.99% per annum of the Fund’s average daily net assets attributable to shares. The Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Fund’s Board of Trustees (the “Board”), upon 60 days written notice to the Adviser.

COMMENT 11. In the expense example – please confirm the numbers include the fee waiver only through June, 2026 and include disclosure to that effect.

RESPONSE: The expense example only includes the expense limitation amounts through June, 2026. Disclosure has been added to that effect.

COMMENT 12. The Staff notes the prospectus includes multiple references to “sub-advised portfolios”. Please clarify if these are funds, other investment companies, or something else.

RESPONSE: The Registrant has removed “sub-advised” to clarify the statements throughout the Registration Statement. They may be funds or other investments.

COMMENT 13. Consider using the definition of “real estate securities” throughout, if that is accurate.

RESPONSE: The Registrant has defined the Real Estate Securities as follows and used throughout, as appropriate:

“(i) common stock, preferred equity, partnership or similar interests, convertible or non-convertible preferred stock; (ii) non-traded unregistered real estate investment trusts (“Private REITs”); (iii) publicly traded REITs; (iv) private funds that invest in Private REITs; (v) mortgage-backed securities; and (vi) real estate operating companies (“REOCs”) that invest principally, directly or indirectly, in real estate.”

COMMENT 14. Include disclosure consistent with responses regarding investments in operating companies or funds throughout the prospectus.

RESPONSE: Registrant has reviewed the disclosures and revised accordingly throughout the prospectus.

Elaine Smiley

October 25, 2024

COMMENT 15. In the sentence “Pending investment….”, the Staff notes most registered funds would be liquid. If sub-advised portfolio means something other than investments in registered funds, will they be liquid?

RESPONSE: The Registrant confirms the investments in registered funds referenced here are liquid. The Registrant has also revised for clarity.

COMMENT 16. If accurate, consider revising the Investment Strategies section to include “in the securities of private investment companies”.

RESPONSE: The suggested revision has been made:

“The Fund allocates capital primarily across a wide range of private market asset classes. Private market asset classes include: (i) private equity, (ii) venture capital, (iii) private credit, and (iv) real estate and real assets (including Real Estate Securities). The types of investments the Fund may utilize include (i) direct investments in the equity and/or debt securities of private companies and/or securities representing real estate or real assets; and (ii) indirect investments through professionally managed funds, including the securities of private investment companies that invest primarily in private market asset classes (“Underlying Funds”).”

COMMENT 17. Please consider revising the investment strategy to state “direct investment in the securities of private operating companies”.

RESPONSE: The Registrant has removed the 80% policy and changed the name of the Fund, so this is no longer applicable. However, the prospectus has been updated to reference direct investment in securities of private operating companies to clarify.

COMMENT 18. The Staff notes multiple references to “co-investments” in prospectus. Because there may be co-investment with affiliates, it sounds like the Adviser and its Parent Company may be sharing personnel with respect to an arrangement.

•	Reference the Parent Company and Adviser, if applicable.
•	Supplementally, 1) provide a detailed list of services; 2) describe who qualifies as an experienced investment professional and their roles; 3) describe policies and procedures for conflicts that may arise in sharing; 4) are they supervised persons of Adviser, Parent Company or both; 5) provide staff with copy of any written agreement for the sharing of personnel.

RESPONSE: The registrant has removed the term “co-investment” throughout the Registration Statement. The Adviser will not be doing co-investments with affiliates unless it obtains exemptive relief.

The Adviser and an affiliated advisory firm (OneAscent Investment Solutions) under common control by One Ascent Holdings will not be sharing personnel except for Cole Pearson and Nathan Willis. Mr. Pearson has oversight over all assets at OneAscent Capital and the affiliated adviser and Mr. Willis manages the liquid alternatives investment program for the Adviser. There are not currently time or

Elaine Smiley

October 25, 2024

compensation sharing arrangements between OneAscent Capital and OneAscent Investment Solutions. Please see response to Comment 19 regarding conflicts of interest.

COMMENT 19. In the Section “Conflicts of Interest”, please clarify whether the Adviser has written policies or if it relies upon the parent company’s Compliance Manual and Code of Ethics? If not, whose apply? Are any compliance procedures integrated?

RESPONSE: The Adviser has a separate compliance manual and the disclosure has been updated to reflect this. There are several policies that touch upon conflicts of interests, including a separate policy that addresses conflicts of interest for the Adviser and its affiliate.

COMMENT 20. Under the section entitled “Leverage,” consistent with the Fee Table, please disclose if the Adviser anticipates using leverage in the first year.

RESPONSE: The Registrant confirms it does not anticipate using leverage in the first year and has updated the disclosure to reflect this.

COMMENT 21. Please disclose the fixed rate and asset-based fees for administration (not just amounts billed).

RESPONSE: The Registrant has revised the disclosure to list the fixed rate and asset-based fees, as requested.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 1: The Staff notes the Fund’s Fundamental Policies state that:

“(5) The Fund may invest in real estate or interests in real estate, securities that are secured by or represent interests in real estate (e.g. mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).”

Please clarify whether the Fund will directly invest in real estate or will instead invest in real estate securities? Please disclose whether these will be private operating companies or funds.

RESPONSE: The Fund intends to invest in real estate securities (as defined in the prospectus). These will typically be funds, but real estate or exposure to real estate may also be held via a private operating company or a debt instrument.

COMMENT 2: The Staff notes the Fund’s Fundamental Polices state:

Elaine Smiley

October 25, 2024

“(6) The Fund may purchase or sell commodities, commodity contracts, including commodity futures contracts, unless acquired as a result of ownership of securities or other investments, except that the Fund may invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.”

Please clarify this statement. Should it state May NOT?

RESPONSE: The Registrant has included “not” to clarify the statement. The applicable sentence is revised to state “The Fund may not purchase or sell commodities…”

COMMENT 3: Please confirm the information for each of the Trustees is complete and accurate.

RESPONSE: The Registrant confirms the Trustee information has been updated.

COMMENT 4: Are the Sub-Advisers paid an asset-based fee? The Sub-Advisory fees in the Prospectus and SAI are stated differently. Please clarify within the registration statement what the Sub-Advisory Fees are and explain supplementally how payment works? What will the Sub-Advisers receive if the management fee is waived?

RESPONSE: The Adviser will pay the Subadvisers, as full compensation for all services provided under the Agreement, the fee computed at an annual rate as follows (the “Subadvisory Fee”):

The Adviser will pay to the Subadvisers an amount equal to 10% or 20%, respectively, of the Management Fee the Adviser receives from the Fund. For purposes of clarity, the Subadvisers will not begin receiving their compensation until the Adviser has recouped 100% of its startup costs and Fund expenses borne by the Adviser during launch. The Subadvisory Fee shall be accrued for each calendar day, and the sum of the daily fee accruals shall be paid monthly to the Subadvisers within 15 calendar days of the receipt by the Adviser of the Management Fee from the Fund.

Page 1 of the Prospectus, the following has been revised:

“Sub-Advisory Fees. The Adviser has entered into a sub-advisory agreement with each Sub-Adviser. The Adviser, not the Fund, pays each Sub-Adviser a percent based on the Management Fee received by the Adviser. However, the Sub-Adviser will not begin receiving its compensation until the Adviser has recouped 100% of its startup costs and Fund expenses borne by the Adviser during launch.”

Changes consistent with this response were also made in the SAI.

COMMENT 5: With respect to the Pre-effective Amendments, please note that the financial review takes up to 15 days.

Elaine Smiley

October 25, 2024

RESPONSE: Registrant notes the review time.

COMMENT 6: With respect to the organizational documents, please be sure amendments from the prior response have been made and are included in a filing prior to the effective date. The Staff will not accelerate until they see those.

RESPONSE: Registrant confirms the amended documents will be filed.

COMMENT 7: Please send a redline of all changes. You must file these and can send proposed changes to the Staff for review.

RESPONSE: Registrant confirms.

Very truly yours, /s/ Cassandra W. Borchers Cassandra W. Borchers
cc:	Martin Dean, President of the Trust

John Siverling, OneAscent Capital, LLC